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SEC FILE NUMBER
8-44435

RECEIVED MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Planning Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1100
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 Los Angeles CA 90071
(Address) (City) (State) Zip Code)

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Planning Corporation, as of December 31, xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Stephan R Pene
Signature

Vice President, Controller
Title

Cindy Atencio
Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Index to Statement to Financial Condition

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2001

Assets

Assets:		
Cash and cash equivalents	$	8,900,565
Commissions receivable		5,401,102
Marketable securities owned at fair value		26,790
Forgivable notes receivable, net of accumulated amortization		11,977,891
Other receivables		2,736,211
Due from affiliates		44,716
Deferred tax asset		7,381,079
Fixed assets, net of accumulated depreciation of $1,703,854		2,858,283
Other assets		749,518
Total assets	$	40,076,155

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	5,067,535
Accounts payable and other accrued expenses		6,969,556
Payable to affiliates		5,990
Securities sold not yet purchased		1,345,534
Total liabilities		13,388,615
Stockholder's equity:		
Common stock, no par value, 10,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		35,325,000
Accumulated deficit		(8,662,460)
Total stockholder's equity		26,687,540
Total liabilities and stockholder's equity	$	40,076,155

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) *Organization*

National Planning Corporation (the Company) (an indirect, wholly owned subsidiary of Prudential plc) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks, including money market, demand deposits, and money market mutual funds.

(c) *Commission Revenue and Commission Expense*

Securities transactions and the related commission revenue and expense are recorded on the trade-date basis.

(d) *Marketable Securities*

Securities are carried at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) *Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software which are depreciated over three to five years.

Under the provisions of Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* the Company capitalizes costs associated with internally developed and/or purchased software systems for new products and enhancements to existing products that have reached the application state and meet recoverability tests. Capital costs included external direct costs of materials and services utilized in developing or obtaining internal-use software, payroll, and payroll-related expenses for employees who are directly associated with and devote time to internal-use software projects, while developing internal-use software. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for intended purpose. The carrying value of the software is regularly reviewed, and an impairment expense is recognized if the value of estimated undiscounted cash flow benefits related to the asset falls below the amortized cost. During the year ended December 31, 2001, the Company capitalized $1,601,458 related to internally developed software.

(Continued)

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Partnership (Holborn), also an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has the right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

The temporary differences that give rise to the Company's deferred taxes relate to the treatment of depreciation, deferred compensation, amortization on forgivable loans, litigation settlement, and state taxes.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing, a division of Donaldson, Lufkin, and Jenrette Securities Corporation. The Company promptly transmits all customer funds and securities to Pershing. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2001, the Company had net capital of $467,131, which was $217,131 in excess of its requirement.

(5) Forgivable Notes Receivable

The Company has issued forgivable notes to certain registered representatives. Under the terms of the loans, the principal and interest, if any, is forgiven on a variety of schedules. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note.

(Continued)

(6) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

JNL leases office space and fixed assets to the Company on a monthly basis. The Company may terminate the lease at any time.

The Company allocates a portion of its managements' salaries and software expense to SII Investments, Inc. (SII) (which is a wholly owned subsidiary of NPH).

(8) Representative Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.

(9) Legal Settlements

During the year, the Company concluded a voluntary agreement pertaining to the sale of certain investment products, transacted outside of the firm by certain former representatives. The Company anticipants that it may pay up to $6,000,000 in total in connection with that voluntary agreement, as a means of avoiding further exposure in connection with these products. The Company expects to recover at least $1,300,000 of these costs from third parties.